SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 07, 2014

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Company Secretariat

7 March 2014

To:
Australian Securities Exchange(1)
London Stock Exchange

cc:
New York Stock Exchange
JSE Limited

Notice of Dividend Currency Exchange Rates – 2014 Interim Dividend

Name of entities:
BHP Billiton Limited
ABN 49 004 028 077

BHP Billiton Plc
REG NO 3196209

On 18 February 2014 we determined to pay an interim dividend for the half year ended 31 December 2013 of 59 US cents per share. Included in the announcement was the advice that the currency conversion for Australian cents, British pence and New Zealand cents would be based on the foreign currency exchange rates on the Record Date, 7 March 2014, and for South African cents the Last Day to Trade on the JSE Limited, which was 28 February 2014(2). The following table details the currency exchange rates applicable for the dividend:

Dividend 59 US cents per share

Exchange rate:
Australian cents
0.911569
British pence
1.674845
New Zealand cents
0.849650
South African cents(2)
10.729500

Dividend per ordinary share in local currency:
Australian cents
64.723570
British pence
35.227140
New Zealand cents
69.440358
South African cents(2)
633.040500

The dividend will be paid on 26 March 2014.

Nicole Duncan
Company Secretary

(1) This release was made outside the hours of operation of the ASX market announcements office.
(2) On 28 February 2014 we announced to the London Stock Exchange and the JSE Limited the currency exchange rate applicable to the dividend payable in South African cents.

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office:
171 Collins Street
Melbourne Victoria 3000

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office:
Neathouse Place,
London SW1V 1LH United Kingdom

The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077) BHP Billiton Plc (REG. NO. 3196209)
Date : March 07, 2014	By:	/s/ Nicole Duncan
	Name:	Nicole Duncan
	Title:	Company Secretary